SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
(Name of Issuer)

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Steven L. Suss
Excelsior Multi-Strategy Hedge Fund of Funds, LLC
225 High Ridge Road
Stamford, CT 06905
(203) 975-4063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

April 1, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:    $35,000,000.00 (a)          Amount of Filing Fee: $4,774.00

(a)	Calculated as the aggregate maximum repurchase price for Units.

(b)	Calculated at $136.40 per million of Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), the Fund is offering to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to repurchase Units (the "Offer") will remain open until 12:00 midnight, Eastern Time, on April 26, 2013, unless the Offer is extended. The net asset value of the Units will be calculated for this purpose on June 30, 2013 or, if the Offer is extended, on the last business day of the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Units as of June 30, 2013, during the Fund's audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014. This June 30, 2013 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.

Members may tender all of their Units or a portion of their Units defined as a specific dollar value. Each Member that tenders Units that are accepted for repurchase will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement")) determined as of June 30, 2013 (or if the Offer is extended, the net asset value determined on the Valuation Date). The Note will be held in a special custody account with The Bank of New York Mellon ("BNY").

If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units tendered by the Member that is accepted for repurchase by the Fund (the "Initial Payment"). The Initial Payment will be paid to the Member's account with Bank of America, N.A., or an affiliate bank (collectively, "Bank of America") or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be deposited into the tendering Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

A Member that tenders for repurchase only a portion of such Member's Units must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

The Fund reserves the right to repurchase less than the amount tendered by a Member if the repurchase would cause the value of the Member's Units in the Fund to be less than the required minimum balance or if the total amount tendered by Members is more than $35 million. If the Fund accepts the tender of all of the Member's Units or a portion of such Member's Units for repurchase, the Fund will make payment for Units it repurchases from one or more of the following sources: cash on hand; withdrawals of capital from investment funds in which the Fund has invested; proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.

Following this summary is a formal notice of the Fund's offer to repurchase the Units. The Offer remains open to Members until 12:00 midnight, Eastern Time, on April 26, 2013, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Members will also have the right to withdraw tenders of their Units at any time after May 24, 2013, 40 business days from the commencement of the Offer, assuming their Units have not been accepted for repurchase by the Fund on or before that date.

If a Member would like the Fund to repurchase all or a portion of its Units, it should complete, sign and mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Bank of America Capital Advisors LLC, the investment adviser of the Fund (the "Adviser"), 225 High Ridge Road, Stamford, CT 06905, attention Client Service. Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line. Of course, the value of Units will change between February 28, 2013 (the last time prior to the date of the Offer as of which net asset value has been calculated) and June 30, 2013, the date as of which the value of Units will be determined for purposes of calculating the repurchase price for Units. Members may obtain the estimated net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting the Adviser at (866) 637-2587 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that, just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on April 26, 2013. Also realize that although the Offer expires on April 26, 2013, a Member that tenders all or a portion of its Units will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through June 30, 2013, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)    The name of the issuer is Excelsior Multi-Strategy Hedge Fund of Funds, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587.

(b)    The title of the securities that are the subject of the Offer is units of limited liability company interests or portions thereof in the Fund. (As used herein, the term "Unit" or "Units," as the context requires, refers to the units of limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the units of limited liability company interests in the Fund or portions thereof that are tendered by Members pursuant to the Offer.) As of close of business on February 28, 2013 there was approximately $374.3 million outstanding in capital of the Fund, represented by Units. Subject to the conditions set forth in the Offer, the Fund will repurchase up to $35 million of Units that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)     Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)     The name of the filing person is Excelsior Multi-Strategy Hedge Fund of Funds, LLC. The Fund's principal executive office is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587. The investment adviser of the Fund is Bank of America Capital Advisors LLC (the "Adviser"). The principal executive office of Bank of America Capital Advisors LLC is located at 100 Federal Street, Boston, MA 02110, and its telephone number is (866) 637-2587. The Fund's managers ("Manager(s)" or "Board of Managers" as the context requires) are Alan Brott, John C. Hover III, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin. The Managers' address is c/o Excelsior Multi-Strategy Hedge Fund of Funds, LLC, 225 High Ridge Road, Stamford, CT 06905.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)     (1)        (i)     Subject to the conditions set forth in the Offer, the Fund will repurchase up to $35 million of Units that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on April 26, 2013, (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)      The repurchase price of a Unit tendered to the Fund for repurchase will be its net asset value, determined as of the Valuation Date or, if the Offer is extended, on the last business day of the month in which the Offer expires.

 Members may tender all of their Units or a portion of their Units defined as a specific dollar value. Each Member that tenders all of its Units or a portion thereof that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase. The Note will be held for the Members in a special custody account with BNY. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment. Payment of this amount will be made within approximately 25 business days after the

Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2014, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

A Member that tenders only a portion of such Member's Units for repurchase must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members from the Fund that will be sent in connection with the Fund's acceptance of tenders of Units for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)     The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, on April 26, 2013.

(iv)     Not applicable.

(v)     The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)     A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern Time, on April 26, 2013 and, if the Fund has not accepted such Units for repurchase, at any time after May 24, 2013, 40 business days from the commencement of the Offer.

(vii)      Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Adviser, to the attention of Client Service, at the address set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by the Adviser by mail no later than the Expiration Date. The Fund recommends that all documents be submitted to the Adviser by certified mail, return receipt requested. Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by the Adviser at the address set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling the Adviser at the telephone number indicated on page 2 of the Offer. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered when it gives written notice to the tendering Member of its election to repurchase such Member's Units.

(ix)      If more than $35 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase. The Fund is not required, however, to take either of these actions. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)     The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

(xi)      Not applicable.

(xii)     The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Units by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Units results in a gain or loss. If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B. The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member. The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units. The cost basis method applied may not be changed after the settlement date of a sale of Units. If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents. Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

(a)     (2)      Not applicable.

(b)    Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of December 31, 2003, June 30, 2004, December 31, 2004, June 30, 2005, December 30, 2005, June 30, 2006, December 29, 2006, June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)     The purpose of the Offer is to provide liquidity to Members that hold Units as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)    Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

(c)    The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     The Fund expects that the repurchase price for Units acquired pursuant to the Offer, which will not exceed $35 million (unless the Fund elects to repurchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) Neither the Fund nor the Adviser nor the Board of Managers have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the repurchase price for Units, subject to compliance with applicable law. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

(d)    Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)     Based on February 28, 2013 estimated values of the underlying assets held by the Fund, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Units:

(i)         Stephen V. Murphy, a Manager, owns through the Stephen V. Murphy IRA $355,860 (less than 1%) of the outstanding Units. The address of the IRA is c/o Bank of America Capital Advisors LLC, 225 High Ridge Road, Stamford, CT 06905.

(b)    There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)     (1)       Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011;

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012; and

Unaudited financial statements for the semi-annual period ended September 30, 2012 previously filed on EDGAR on Form N-CSR on December 10, 2012.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

   (3)       Not applicable.

   (4)       The Fund does not have shares, and consequently does not have book value per share information.

(b)    The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)     (1)      None.

   (2)     None.

   (3)      Not applicable.

   (4)      Not applicable.

   (5)      None.

(b)    None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to the Offer and Letter of Transmittal.

B.	The Offer.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

By:	/s/ Steven L. Suss
Name: Steven L. Suss
Title: Chief Financial Officer

April 1, 2013

EXHIBIT INDEX

EXHIBIT

A	Cover Letter to the Offer and Letter of Transmittal.

B	The Offer.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

EXHIBIT A

Cover Letter to the Offer and Letter of Transmittal

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

c/o Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S OFFER.

April 1, 2013

Dear Member:

We are writing to inform you of important dates relating to an offer by Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from investors (the "Offer").

The Offer period will begin at 12:01 a.m., Eastern Time, on April 1, 2013. The purpose of the Offer is to provide liquidity to members of the Fund holding Units. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS AT THIS TIME. IF YOU DO NOT WISH TO SELL YOUR UNITS, SIMPLY DISREGARD THIS NOTICE.

Should you wish to tender all or a portion of your Units for repurchase by the Fund during this Offer period, please complete and return the enclosed Letter of Transmittal by mail to Bank of America Capital Advisors LLC, 225 High Ridge Road, Stamford, CT 06905, Attn: Client Service. Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line. All tenders of Units must be received by the Fund's adviser, Bank of America Capital Advisors LLC, in good order by April 26, 2013.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, or call Client Service at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

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EXHIBIT B

The Offer

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
225 High Ridge Road
Stamford, CT 06905

OFFER TO REPURCHASE UP TO $35 million OF OUTSTANDING
UNITS AT NET ASSET VALUE
DATED APRIL 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013,
UNLESS THE OFFER IS EXTENDED

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase and the related Letter of Transmittal (which together constitute the "Offer") up to $35 million of Units or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value, determined as of June 30, 2013, if the Offer expires on April 26, 2013. If the Fund elects to extend the tender offer period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the Offer actually expires. (As used in this Offer, the term "Unit" or "Units," as the context requires, shall refer to the units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer, which is being made to all Members, is conditioned on a minimum of $25,000 in Units being tendered by a Member tendering only a portion of its Units for repurchase, and is subject to certain other conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement").

Members should realize that the value of Units tendered in this Offer will likely change between February 28, 2013 (the last time net asset value was calculated) and June 30, 2013, when the value of Units tendered to the Fund for repurchase will be determined for purposes of calculating the repurchase price of such Units. Members tendering their Units should also note that they will remain Members with respect to the Units, or portion thereof, tendered and accepted for repurchase by the Fund through June 30, 2013, the valuation date of the Offer when the net asset value of their Units is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Units should contact Bank of America Capital Advisors LLC (the "Adviser"), at the telephone number or address set forth below, Monday through Friday, except holidays,

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during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or any portion of their Units for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund in the manner set forth in Section 4 below.

IMPORTANT

Neither the Fund, nor its Board of Managers nor Bank of America Capital Advisors LLC make any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member's investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has neither been approved nor disapproved by the Securities and Exchange Commission (the "SEC"). Neither the SEC nor any state securities commission have passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Adviser:

Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

Attn: Client Service

Phone: (866) 637-2587

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TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	9
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	11
8.	Certain Information About the Fund	11
9.	Certain Federal Income Tax Consequences	12
10.	Miscellaneous	13

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SUMMARY TERM SHEET

•	As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (hereinafter "we" or the "Fund"), we will repurchase your units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on April 26, 2013 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The net asset value will be calculated for this purpose on June 30, 2013 or, if the Offer is extended, on the last business day of the month in which the Offer actually expires (the "Valuation Date"). The conditions under which we may extend the Offer are discussed in Section 7 below.
•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Units as of June 30, 2013 during the Fund's audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014. This June 30, 2013 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.
•	You may tender all of your Units or a portion of your Units defined as a specific dollar value. If you tender all or a portion of your Units and we accept those Units for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement")), determined as of June 30, 2013 (or if the Offer is extended, the net asset value determined on the Valuation Date).
•	If you tender all of your Units, the Note will be held for you in a special custody account with The Bank of New York Mellon ("BNY") and will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units you tendered that is accepted for repurchase by the Fund (the "Initial Payment") which will be paid to your account with Bank of America, N.A., or an affiliated bank (collectively, "Bank of America"), or wired to your bank account if you do not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to

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finance the repurchase of Units, ten business days after we have received at least 95% of the aggregate amount withdrawn from such investment funds.
•	The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by you and accepted by the Fund for repurchase as of the Valuation Date (as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements) over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be paid, within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be paid to your Bank of America account or wired to your bank account if you do not have a Bank of America account.
•	If you tender only a portion of your Units, the Note will entitle you to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the portion of the Units and will be paid to your account with Bank of America or wired to your bank account if you do not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the repurchase of Units, within ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.
•	If you tender only a portion of your Units, you are required to tender a minimum of $25,000 and you must maintain Units in the Fund with a value of $50,000 or more. We reserve the right to repurchase less than the amount you tender if the repurchase would cause your Units to have a value that is less than the required minimum balance or if the total amount tendered by members of the Fund ("Members") is more than $35 million.
•	If we accept the tender of all or a portion of your Units, we will pay the proceeds from: cash on hand; withdrawals of capital from the investment funds in which we have invested; the proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.
•	Following this summary is a formal notice of our offer to repurchase your Units. This Offer remains open to you until 12:00 midnight, Eastern Time, on April 26, 2013, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after May 24, 2013, 40 business days from the commencement of the Offer, assuming your Units have not yet been accepted for repurchase by the Fund on or before that date.

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•	If you would like us to repurchase all or a portion of your Units, you should mail the Letter of Transmittal (enclosed with the Offer), to Bank of America Capital Advisors LLC (the "Adviser"), 225 High Ridge Road, Stamford, CT 06905, attention Client Service. Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line. Of course, the value of your Units will change between February 28, 2013 (the last time net asset value was calculated) and June 30, 2013, when the value of your Units will be determined for purposes of calculating the repurchase price to be paid by us for your Units.
•	If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Adviser at (866) 637-2587 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
•	Please note that, just as you have the right to withdraw the tender of your Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on April 26, 2013. The conditions under which we may cancel, amend, postpone or extend the Offer are discussed in Section 7 below. Also realize that although the Offer expires on April 26, 2013, you will remain a Member with respect to the Units, or portion thereof, you tendered that is accepted for repurchase by the Fund through June 30, 2013, when the net asset value of your Units is calculated.

1.     Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the board of managers of the Fund (each a "Manager," and collectively, the "Board of Managers") has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of December 31, 2003, June 30, 2004, December 31, 2004, June 30, 2005, December 30, 2005, June 30, 2006, December 29, 2006, June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013. Because there is no secondary trading market for Units and transfers of Units are prohibited

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without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members in order to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to repurchase Units from time to time in the future, but the Fund is not required to make any such offer.

The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

2.     Offer to Repurchase and Price. The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $35 million of those outstanding Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The repurchase price of a Unit tendered will be its net asset value on June 30, 2013 or, if the Offer is extended, on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of close of business on February 28, 2013 there was approximately $374.3 million outstanding in capital of the Fund, represented by Units. Members may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting the Adviser at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

3.     Amount of Tender. Subject to the limitations set forth below, Members may tender all of their Units or a portion of their Units defined as a specific dollar value, as described below. A Member that tenders for repurchase only a portion of such Member's Units shall be required to maintain Units in the Fund with a value of $50,000 or more. If a Member tenders an amount that would cause the value of the Member's

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Units in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from such Member so that the required minimum balance is maintained. The Offer, which is being made to all Members, is conditioned on a minimum amount of $25,000 in Units being tendered by the Member if the Member is tendering only a portion of its Units for repurchase.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $35 million (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $35 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase. The Fund is not required, however, to take either of these actions. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.     Procedure for Tenders. Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Adviser, to the attention of Client Service, at the address set forth on page 2. The completed and executed Letter of Transmittal must be received by the Adviser, by mail, no later than the Expiration Date. Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line.

The Fund recommends that all documents be submitted to the Adviser via certified mail, return receipt requested. Members wishing to confirm receipt of a Letter of Transmittal may contact the Adviser at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.

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Neither the Fund nor the Adviser nor the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.     Withdrawal Rights. Any Member tendering Units pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Units have not yet been accepted for repurchase by the Fund, at any time after May 24, 2013, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by the Adviser at the address set forth on page 2. A form to give notice of withdrawal of a tender is available by calling the Adviser at the telephone number indicated on page 2 of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.     Repurchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered as, if and when, it gives written notice to the tendering Member of its election to repurchase such Units. As stated in Section 2 above, the repurchase price of Units tendered by any Member will be the net asset value thereof determined as of June 30, 2013, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month in which the Offer expires.

Members may tender all of their Units or a portion of their Units defined as a specific dollar value. Each Member that tenders all or a portion of their Units that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase. The Note will be held for the Member in a special custody account with BNY. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units that are tendered and accepted for repurchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

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The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2014, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with BNY for the benefit of Members tendering Units in the Fund. All payments due pursuant to the Note will also be deposited directly to the tendering Member's account at Bank of America if the Member has an account with Bank of America and will be subject upon withdrawal from such accounts to any fees that Bank of America would customarily assess upon the withdrawal of cash from such account.

It is expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $35 million (unless the Fund elects to repurchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund nor the Board of Managers nor the Adviser have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the

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repurchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, BNY, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.      Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the month in which the Offer expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to repurchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of Connecticut that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were repurchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

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8.      Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager, or any person controlling the Fund or the Adviser.

Based on February 28, 2013 estimated values of the underlying assets held by the Fund, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Units:

(i) Stephen V. Murphy, a Manager, owns through the Stephen V. Murphy IRA $355,860 (less than 1%) of the outstanding Units. The address of the IRA is c/o Bank of America Capital Advisors LLC, 225 High Ridge Road, Stamford, CT 06905.

9.      Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in

B-12

 its Units by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Member's Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the repurchase of such Units. A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Units results in a gain or loss. If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B. The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member. The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units. The cost basis method applied may not be changed after the settlement date of a sale of Units. If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents. Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

10.    Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

B-13

ANNEX A

Financial Statements

The following financial statements were previously filed with the Securities and Exchange Commission and mailed to Members:

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011;

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012; and

Unaudited financial statements for the semi-annual period ended September 30, 2012 previously filed on EDGAR on Form N-CSR on December 10, 2012.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding

Units

in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

Tendered Pursuant to the Offer

Dated April 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013, UNLESS THE OFFER IS EXTENDED.

Complete this Letter of Transmittal and Return by Mail or Email to:

Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

Attn: Client Service

Email: aiops2@ml.com

(please include the words "Excelsior Tender Documents" in the subject line)

For additional information:

Phone: (866) 637-2587

C-1

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Letter of Transmittal

Ladies and Gentlemen:

The undersigned hereby tenders to Excelsior Multi-Strategy Hedge Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the units of limited liability company interests in the Fund (hereinafter the "Unit" or "Units" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated April 1, 2013, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The tender and this Letter Of Transmittal are subject to all the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Units or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to repurchase any of the Units in the Fund or portions thereof tendered hereby.

A promissory note for the repurchase price will be deposited into a special custody account with The Bank of New York Mellon ("BNY"). The initial payment of the repurchase price for the Units or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at Bank of America, N.A. or an affiliated bank, (collectively "Bank of America"), or wired to the undersigned's bank account if the undersigned does not have a Bank of America account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from a Bank of America account, Bank of America may subject such withdrawal to any fees that Bank of America would customarily assess upon the withdrawal of cash from such account.

The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the repurchase price, if any, as described in Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with Bank of America or wired to the undersigned's bank account if the undersigned does not have a Bank of America account. Upon a withdrawal of such cash from such account, Bank of America may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the repurchase price for Units will be based on the unaudited net asset value of the Fund, determined as of June 30, 2013, subject to an extension of the Offer as described in Section 7. The Contingent Payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2014, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer, this tender is irrevocable.

C-2

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Letter of Transmittal

PLEASE MAIL TO:

Bank of America Capital Advisors LLC, 225 High Ridge Rd., Stamford, CT 06905

Attn: Client Service. For additional information: Phone: (866) 637-2587

Please note that Letters of Transmittal are no longer being accepted by fax transmission, however, they may be sent via email to aiops2@ml.com. Please include the words "Excelsior Tender Documents" in the subject line.

Part 1.	Investor Details:

Name of Member:

Bank of America Account Number:
(where applicable)

Social Security # or
Taxpayer Identification # :

Telephone Number:	( )

Email Address for Confirmation of Receipt:

Part 2.	Amount of Units of Limited Liability Company Interests in the Fund being Tendered:

☐	I would like to tender all of my Units in the Fund.

☐	I would like to tender $ of my Units in the Fund. (Please note, the minimum tender is $25,000 and a minimum interest with a value of $50,000, or more must be maintained in the Fund (the "Required Minimum Balance").)*

*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the value of the undersigned's Units to fall below the Required Minimum Balance, the Fund may reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.

C-3

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Letter of Transmittal

Part 3.	Payment.

Please provide wire instructions below, otherwise a check will be mailed to your address of record.

☐	Payment by Wire:

Bank Name:

Bank Address:

Bank ABA #:

Intermediary Account Name:

Intermediary Account Number:

For Further Credit Account Name:

For Further Credit Acct. #:

Promissory Note

The promissory note reflecting both the initial and contingent payment portion of the repurchase price, if applicable, will be deposited into a special custody account with BNY for the benefit of the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account at Bank of America or wired to the undersigned's bank account and upon a withdrawal of such cash from a Bank of America account, Bank of America may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

C-4

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Letter of Transmittal

Part 4. Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature	____________________________________ Print Name of Investor
____________________________________ Print Name of Investor	____________________________________ Signature
____________________________________ Joint Tenant Signature if necessary	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary
____________________________________ Print Name and Title of Co-signatory

Date: ____________

C-5

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Letter of Transmittal

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

Tendered Pursuant to the Offer

Dated April 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Mail To:

Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

Attn: Client Service

For additional information:

Phone: (866) 637-2587

D-1

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Withdrawal of Tender

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its units of limited liability company interests ("Units") in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), or the tender of a portion of such Units, for repurchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

Such tender was in the amount of:

☐	All Units.

☐	$___________ of Units.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units in the Fund (or portion of such Units) previously tendered will not be repurchased by the Fund upon expiration of the tender offer described above.

 Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature	____________________________________ Print Name of Investor
____________________________________ Print Name of Investor	____________________________________ Signature
____________________________________ Joint Tenant Signature if necessary	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary
____________________________________ Print Name and Title of Co-signatory

Date: ___________

D-2

EXHIBIT E

Forms of letters from the Fund
to Members in connection with acceptance of offers of tender

[THIS LETTER IS SENT IF THE MEMBER TENDERED ALL OF ITS UNITS IN THE FUND.]

May 6, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on August 5, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

The terms of the Note provide that a contingent payment representing the balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your Bank of America account or wired to your bank account if you do not have a Bank of America account. We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-1

 [THIS LETTER IS BEING SENT IF THE MEMBER TENDERED A PORTION OF ITS UNITS IN THE FUND.]

May 6, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of a portion of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 100% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on August 5, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

You remain a member of the Fund with respect to the portion of your Units in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-2

 [THIS LETTER IS BEING SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR ALL OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

August 5, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Because you have tendered and the Fund has repurchased your entire investment you have previously been paid a note entitling you to receive 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on August 5, 2013, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account.

The balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2014 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-3

 [THIS LETTER IS SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR THE PORTION OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

August 5, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Because you have tendered and the Fund has repurchased a portion of your units, you have been paid 100% of the repurchase price based on the estimated unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliate banks ("Bank of America") on August 5, 2013, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-4

[THIS LETTER IS SENT TO THE MEMBER WITH THE CONTINGENT PAYMENT FOR THE UNITS REPURCHASED BY THE FUND.]

June 8, 2014

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on June 8, 2014, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account per your instructions.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-5

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
(Name of Issuer)

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Steven L. Suss
Excelsior Multi-Strategy Hedge Fund of Funds, LLC
225 High Ridge Road
Stamford, CT 06905
(203) 975-4063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

April 1, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:      $35,000,000.00 (a)             Amount of Filing Fee: $4,774.00

(a)	Calculated as the aggregate maximum repurchase price for Units.

(b)	Calculated at $136.40 per million of Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), the Fund is offering to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to repurchase Units (the "Offer") will remain open until 12:00 midnight, Eastern Time, on April 26, 2013, unless the Offer is extended. The net asset value of the Units will be calculated for this purpose on June 30, 2013 or, if the Offer is extended, on the last business day of the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Units as of June 30, 2013, during the Fund's audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014. This June 30, 2013 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.

Members may tender all of their Units or a portion of their Units. Each Member that tenders Units that are accepted for repurchase will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement")) determined as of June 30, 2013 (or if the Offer is extended, the net asset value determined on the Valuation Date). The Note will be held in a special custody account with The Bank of New York Mellon ("BNY").

If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units tendered by the Member that is accepted for repurchase by the Fund (the "Initial Payment"). The Initial Payment will be paid to the Member's account with Bank of America, N.A., or an affiliate bank, including Merrill Lynch, Pierce, Fenner & Smith, Inc. (collectively, "Bank of America") or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be deposited into the tendering Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

A Member that tenders for repurchase only a portion of such Member's Units must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

The Fund reserves the right to repurchase less than the amount tendered by a Member if the repurchase would cause the value of the Member's Units in the Fund to be less than the required minimum balance or if the total amount tendered by Members is more than $35 million. If the Fund accepts the tender of all of the Member's Units or a portion of such Member's Units for repurchase, the Fund will make payment for Units it repurchases from one or more of the following sources: cash on hand; withdrawals of capital from investment funds in which the Fund has invested; proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.

Following this summary is a formal notice of the Fund's offer to repurchase the Units. The Offer remains open to Members until 12:00 midnight, Eastern Time, on April 26, 2013, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Members will also have the right to withdraw tenders of their Units at any time after May 24, 2013, 40 business days from the commencement of the Offer, assuming their Units have not been accepted for repurchase by the Fund on or before that date.

If a Member would like the Fund to repurchase all or a portion of its Units, it should contact its Portfolio Manager, Merrill Lynch Financial Advisor or registered representative, as applicable (each, a "Portfolio Manager/Financial Advisor"), who will enter the order and provide the Member with a customized Tender Offer Form for its account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's Portfolio Manager/Financial Advisor. Upon receiving signed documentation, the Member's Portfolio Manager/Financial Advisor will submit the form for processing. A Member's Portfolio Manager/Financial Advisor must submit the form by midnight, Eastern Standard Time, on April 26, 2013.

Of course, the value of Units will change between February 28, 2013 (the last time prior to the date of the Offer as of which net asset value has been calculated) and June 30, 2013, the date as of which the value of Units will be determined for purposes of calculating the repurchase price for Units. Members may obtain the estimated net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting their Portfolio Manager/Financial Advisor at (866) 637-2587, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that, just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on April 26, 2013. Also realize that although the Offer expires on April 26, 2013, a Member that tenders all or a portion of its Units will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through June 30, 2013, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)     The name of the issuer is Excelsior Multi-Strategy Hedge Fund of Funds, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587.

(b)    The title of the securities that are the subject of the Offer is units of limited liability company interests or portions thereof in the Fund. (As used herein, the term "Unit" or "Units," as the context requires, refers to the units of limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the units of limited liability company interests in the Fund or portions thereof that are tendered by Members pursuant to the Offer.) As of close of business on February 28, 2013 there was approximately $374.3 million outstanding in capital of the Fund, represented by Units. Subject to the conditions set forth in the Offer, the Fund will repurchase up to $35 million of Units that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)    Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)     The name of the filing person is Excelsior Multi-Strategy Hedge Fund of Funds, LLC. The Fund's principal executive office is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587. The investment adviser of the Fund is Bank of America Capital Advisors LLC (the "Adviser"). The principal executive office of Bank of America Capital Advisors LLC is located at 100 Federal Street, Boston, MA 02110, and its telephone number is (866) 637-2587. The Fund's managers ("Manager(s)" or "Board of Managers" as the context requires) are Alan Brott, John C. Hover III, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin. The Managers' address is c/o Excelsior Multi-Strategy Hedge Fund of Funds, LLC, 225 High Ridge Road, Stamford, CT 06905.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)     (1)        (i)     Subject to the conditions set forth in the Offer, the Fund will repurchase up to $35 million of Units that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on April 26, 2013, (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)     The repurchase price of a Unit tendered to the Fund for repurchase will be its net asset value, determined as of the Valuation Date or, if the Offer is extended, on the last business day of the month in which the Offer expires.

Members may tender all of their Units or a portion of their Units. Each Member that tenders all of its Units or a portion thereof that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase.

The Note will be held for the Members in a special custody account with BNY. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment. Payment of this amount will be made within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2014, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

A Member that tenders only a portion of such Member's Units for repurchase must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a sample form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members from the Fund that will be sent in connection with the Fund's acceptance of tenders of Units for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)     The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, on April 26, 2013.

(iv)     Not applicable.

(v)     The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)     A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern Time, on April 26, 2013 and, if the Fund has not accepted such Units for repurchase, at any time after May 24, 2013, 40 business days from the commencement of the Offer.

(vii)     If a Member would like the Fund to repurchase its Units or a portion of its Units, it should contact its Portfolio Manager/Financial Advisor who will enter the order and provide the Member with a customized Tender Offer Form for its account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's Portfolio Manager/Financial Advisor. Upon receiving signed documentation, the Member's Portfolio Manager/Financial Advisor will submit the form for processing. A Member's Portfolio Manager/Financial Advisor must submit the form by midnight, Eastern Standard Time, on April 26, 2013.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by its Portfolio Manager/Financial Advisor. A form to use to give notice of withdrawal of a tender is available by calling the Member's Portfolio Manager/Financial Advisor. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)     For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered when it gives written notice to the tendering Member of its election to repurchase such Member's Units.

(ix)     If more than $35 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase. The Fund is not required, however, to take either of these actions. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)      The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

(xi)      Not applicable.

(xii)     The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Units by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Units results in a gain or loss. If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B. The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member. The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units. The cost basis method applied may not be changed after the settlement date of a sale of Units. If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents. Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

(a)        (2)      Not applicable.

   (b)        Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of December 31, 2003, June 30, 2004, December 31, 2004, June 30, 2005, December 30, 2005, June 30, 2006, December 29, 2006, June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)         The purpose of the Offer is to provide liquidity to Members that hold Units as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

  (b)        Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

  (c)       The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     The Fund expects that the repurchase price for Units acquired pursuant to the Offer, which will not exceed $35 million (unless the Fund elects to repurchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)    Neither the Fund nor the Adviser nor the Board of Managers have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the repurchase price for Units, subject to compliance with applicable law. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

(d)     Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)     Based on February 28, 2013 estimated values of the underlying assets held by the Fund, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Units:

(i)         Stephen V. Murphy, a Manager, owns through the Stephen V. Murphy IRA $355,860 (less than 1%) of the outstanding Units. The address of the IRA is c/o Bank of America Capital Advisors LLC, 225 High Ridge Road, Stamford, CT 06905.

(b)    There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)     (1)     Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011;

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012; and

 Unaudited financial statements for the semi-annual period ended September 30, 2012 previously filed on EDGAR on Form N-CSR on December 10, 2012.

(2)  The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3)    Not applicable.

(4)    The Fund does not have shares, and consequently does not have book value per share information.

  (b)     The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)     (1)     None.

(2)     None.

(3)     Not applicable.

(4)     Not applicable.

(5)     None.

  (b)     None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to the Offer and Letter of Transmittal.

B.	The Offer.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

By:	/s/ Steven L. Suss
Name: Steven L. Suss
Title: Chief Financial Officer

April 1, 2013

EXHIBIT INDEX

EXHIBIT

A	Cover Letter to the Offer and Letter of Transmittal.

B	The Offer.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

EXHIBIT A

Cover Letter to the Offer and Letter of Transmittal

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

c/o Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S OFFER.

April 1, 2013

Dear Member:

We are writing to inform you of important dates relating to an offer by Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from investors (the "Offer").

The Offer period will begin at 12:01 a.m., Eastern Time, on April 1, 2013. The purpose of the Offer is to provide liquidity to members of the Fund holding Units. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS AT THIS TIME. IF YOU DO NOT WISH TO SELL YOUR UNITS, SIMPLY DISREGARD THIS NOTICE.

Should you wish to tender your Units or a portion of your Units for repurchase by the Fund during this Offer period, please contact your Portfolio Manager, Merrill Lynch Financial Advisor or registered representative, as applicable (each, a "Portfolio Manager/Financial Advisor"), who will enter the order and provide you with a customized Tender Offer Form for your account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for your account will need to be signed and returned to your Portfolio Manager/Financial Advisor. Upon receiving signed documentation, your Portfolio Manager/Financial Advisor will submit the form for processing. Your Portfolio Manager/Financial Advisor must submit the form by midnight, Eastern Standard Time, on April 26, 2013.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, contact your Portfolio Manager/Financial Advisor or call the Adviser at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

A-1

EXHIBIT B

The Offer

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC
225 High Ridge Road
Stamford, CT 06905

OFFER TO REPURCHASE UP TO $35 million OF OUTSTANDING
UNITS AT NET ASSET VALUE
DATED APRIL 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013,
UNLESS THE OFFER IS EXTENDED

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase and the related Letter of Transmittal (which together constitute the "Offer") up to $35 million of Units or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value, determined as of June 30, 2013, if the Offer expires on April 26, 2013. If the Fund elects to extend the tender offer period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the Offer actually expires. (As used in this Offer, the term "Unit" or "Units," as the context requires, shall refer to the units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer, which is being made to all Members, is conditioned on a minimum of $25,000 in Units being tendered by a Member tendering only a portion of its Units for repurchase, and is subject to certain other conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement").

Members should realize that the value of Units tendered in this Offer will likely change between February 28, 2013 (the last time net asset value was calculated) and June 30, 2013, when the value of Units tendered to the Fund for repurchase will be determined for purposes of calculating the repurchase price of such Units. Members tendering their Units should also note that they will remain Members with respect to the Units, or portion thereof, tendered and accepted for repurchase by the Fund through June 30, 2013, the valuation date of the Offer when the net asset value of their Units is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Units should contact Bank of America Capital Advisors LLC (the "Adviser"), at the telephone number or address set forth below, Monday

B-1

through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or any portion of their Units for repurchase in accordance with the terms of the Offer should contact their Portfolio Manager, Merrill Lynch Financial Advisor or registered representative, as applicable (each, a "Portfolio Manager/Financial Advisor"), as set forth in Section 4 below.

IMPORTANT

Neither the Fund, nor its Board of Managers nor Bank of America Capital Advisors LLC make any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member's investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has neither been approved nor disapproved by the Securities and Exchange Commission (the "SEC"). Neither the SEC nor any state securities commission have passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to your Portfolio Manager/Financial Advisor or to the Adviser at the address and phone number listed below:

Bank of America Capital Advisors LLC

225 High Ridge Road

Stamford, CT 06905

Attn: Client Service

Phone: (866) 637-2587

B-2

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	9
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	11
8.	Certain Information About the Fund	11
9.	Certain Federal Income Tax Consequences	12
10.	Miscellaneous	13

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SUMMARY TERM SHEET

•	As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (hereinafter "we" or the "Fund"), we will repurchase your units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on April 26, 2013 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The net asset value will be calculated for this purpose on June 30, 2013 or, if the Offer is extended, on the last business day of the month in which the Offer actually expires (the "Valuation Date"). The conditions under which we may extend the Offer are discussed in Section 7 below.
•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Units as of June 30, 2013 during the Fund's audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014. This June 30, 2013 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.
•	You may tender all of your Units or a portion of your Units. If you tender all or a portion of your Units and we accept those Units for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Sixth Amended and Restated Limited Liability Company Agreement dated December 31, 2012 (the "LLC Agreement")), determined as of June 30, 2013 (or if the Offer is extended, the net asset value determined on the Valuation Date).
•	If you tender all of your Units, the Note will be held for you in a special custody account with The Bank of New York Mellon ("BNY") and will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units you tendered that is accepted for repurchase by the Fund (the "Initial Payment") which will be paid to your account with Bank of America, N.A., or an affiliated bank, including Merrill Lynch, Pierce, Fenner & Smith, Inc. (collectively, "Bank of America"), or wired to your bank account if you do not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to finance the repurchase of Units, ten business days after we have received at least 95% of the aggregate amount withdrawn from such investment funds.

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•	The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by you and accepted by the Fund for repurchase as of the Valuation Date (as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements) over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased. The Contingent Payment (plus any interest earned) will be paid, within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be paid to your Bank of America account or wired to your bank account if you do not have a Bank of America account.
•	If you tender only a portion of your Units, the Note will entitle you to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the portion of the Units and will be paid to your account with Bank of America or wired to your bank account if you do not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the repurchase of Units, within ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.
•	If you tender only a portion of your Units, you are required to tender a minimum of $25,000 and you must maintain Units in the Fund with a value of $50,000 or more. We reserve the right to repurchase less than the amount you tender if the repurchase would cause your Units to have a value that is less than the required minimum balance or if the total amount tendered by members of the Fund ("Members") is more than $35 million.
•	If we accept the tender of all or a portion of your Units, we will pay the proceeds from: cash on hand; withdrawals of capital from the investment funds in which we have invested; the proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.
•	Following this summary is a formal notice of our offer to repurchase your Units. This Offer remains open to you until 12:00 midnight, Eastern Time, on April 26, 2013, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after May 24, 2013, 40 business days from the commencement of the Offer, assuming your Units have not yet been accepted for repurchase by the Fund on or before that date.

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•	If you would like us to repurchase all or a portion of your Units, you should contact your Portfolio Manager, Merrill Lynch Financial Advisor or registered representative, as applicable (each, a "Portfolio Manager/Financial Advisor") who will enter the order and provide you with a customized Tender Offer Form for your account. Of course, the value of your Units will change between February 28, 2013 (the last time net asset value was calculated) and June 30, 2013, when the value of your Units will be determined for purposes of calculating the repurchase price to be paid by us for your Units.
•	If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact your Portfolio Manager/Financial Advisor or you may contact the Adviser at (866) 637-2587 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
•	Please note that, just as you have the right to withdraw the tender of your Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on April 26, 2013. The conditions under which we may cancel, amend, postpone or extend the Offer are discussed in Section 7 below. Also realize that although the Offer expires on April 26, 2013, you will remain a Member with respect to the Units, or portion thereof, you tendered that is accepted for repurchase by the Fund through June 30, 2013, when the net asset value of your Units is calculated.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the board of managers of the Fund (each a "Manager," and collectively, the "Board of Managers") has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of December 31, 2003, June 30, 2004, December 31, 2004, June 30, 2005, December 30, 2005, June 30, 2006, December 29, 2006, June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members in order to provide

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liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to repurchase Units from time to time in the future, but the Fund is not required to make any such offer.

The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

2. Offer to Repurchase and Price. The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $35 million of those outstanding Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The repurchase price of a Unit tendered will be its net asset value on June 30, 2013 or, if the Offer is extended, on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of close of business on February 28, 2013 there was approximately $374.3 million outstanding in capital of the Fund, represented by Units. Members may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting their Portfolio Manager/Financial Advisor or by contacting the Adviser at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

3. Amount of Tender. Subject to the limitations set forth below, Members may tender all of their Units or a portion of their Units, as described below. A Member that tenders for repurchase only a portion of such Member's Units shall be required to maintain Units in the Fund with a value of $50,000 or more. If a Member tenders an amount that would cause the value of the Member's Units in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from such Member so that the required minimum balance is maintained. The Offer, which is being made to all Members, is conditioned on a minimum amount of $25,000 in Units being tendered by the Member if the Member is tendering only a portion of its Units for repurchase.

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If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $35 million (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $35 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase. The Fund is not required, however, to take either of these actions. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4. Procedure for Tenders. Members wishing to tender Units pursuant to the Offer should contact their Portfolio Manager/Financial Advisor who will enter the order and provide the Member with a customized Tender Offer Form for its account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's Portfolio Manager/Financial Advisor. Upon receiving signed documentation, the Member's Portfolio Manager/Financial Advisor will submit the form for processing. A Member's Portfolio Manager/Financial Advisor must submit the form by the Expiration Date.

Members wishing to confirm receipt of a Letter of Transmittal may contact their Portfolio Manager/Financial Advisor. The method of delivery of any documents is at the election and complete risk of the Member tendering Units. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

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5. Withdrawal Rights. Any Member tendering Units pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Units have not yet been accepted for repurchase by the Fund, at any time after May 24, 2013, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by the Member's Portfolio Manager/Financial Advisor for processing by the Expiration Date. A form to give notice of withdrawal of a tender is available by calling the Member's Portfolio Manager/Financial Advisor. All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. Repurchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered as, if and when, it gives written notice to the tendering Member of its election to repurchase such Units. As stated in Section 2 above, the repurchase price of Units tendered by any Member will be the net asset value thereof determined as of June 30, 2013, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month in which the Offer expires.

Members may tender all of their Units or a portion of their Units. Each Member that tenders all or a portion of their Units that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase. The Note will be held for the Member in a special custody account with BNY. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units that are tendered and accepted for repurchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2014 financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been

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repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2014, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at Bank of America or wired to the Member's bank account if the Member does not have a Bank of America account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with BNY for the benefit of Members tendering Units in the Fund. All payments due pursuant to the Note will also be deposited directly to the tendering Member's account at Bank of America if the Member has an account with Bank of America and will be subject upon withdrawal from such accounts to any fees that Bank of America would customarily assess upon the withdrawal of cash from such account.

It is expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $35 million (unless the Fund elects to repurchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund nor the Board of Managers nor the Adviser have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the repurchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, BNY, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be

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made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the month in which the Offer expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to repurchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of Connecticut that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were repurchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

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The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager, or any person controlling the Fund or the Adviser.

Based on February 28, 2013 estimated values of the underlying assets held by the Fund, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Units:

(i) Stephen V. Murphy, a Manager, owns through the Stephen V. Murphy IRA $355,860 (less than 1%) of the outstanding Units. The address of the IRA is c/o Bank of America Capital Advisors LLC, 225 High Ridge Road, Stamford, CT 06905.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Units by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Member's Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the repurchase of such Units. A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units.

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Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Units results in a gain or loss. If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B. The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member. The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units. The cost basis method applied may not be changed after the settlement date of a sale of Units. If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents. Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

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ANNEX A

Financial Statements

The following financial statements were previously filed with the Securities and Exchange Commission and mailed to Members:

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011;

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012; and

Unaudited financial statements for the semi-annual period ended September 30, 2012 previously filed on EDGAR on Form N-CSR on December 10, 2012.

EXHIBIT C

PLEASE CONTACT YOUR PORTFOLIO MANAGER/FINANCIAL ADVISOR TO
ENSURE THE PROPER COMPLETION AND SUBMISSION OF THE NECESSARY DOCUMENTATION

LETTER OF TRANSMITTAL

Regarding

Units

in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

Tendered Pursuant to the Offer

Dated April 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013, UNLESS THE OFFER IS EXTENDED.

For additional information:

Phone: (866) 637-2587

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Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Sample Letter of Transmittal

Ladies and Gentlemen:

The undersigned hereby tenders to Excelsior Multi-Strategy Hedge Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the units of limited liability company interests in the Fund (hereinafter the "Unit" or "Units" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated April 1, 2013, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The tender and this Letter Of Transmittal are subject to all the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Units or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to repurchase any of the Units in the Fund or portions thereof tendered hereby.

A promissory note for the repurchase price will be deposited into a special custody account with The Bank of New York Mellon ("BNY"). The initial payment of the repurchase price for the Units or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at Bank of America, N.A. or an affiliated bank, including Merrill Lynch, Pierce, Fenner & Smith, Inc. (collectively "Bank of America"), or wired to the undersigned's bank account if the undersigned does not have a Bank of America account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from a Bank of America account, Bank of America may subject such withdrawal to any fees that Bank of America would customarily assess upon the withdrawal of cash from such account.

The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the repurchase price, if any, as described in Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with Bank of America or wired to the undersigned's bank account if the undersigned does not have a Bank of America account. Upon a withdrawal of such cash from such account, Bank of America may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the repurchase price for Units will be based on the unaudited net asset value of the Fund, determined as of June 30, 2013, subject to an extension of the Offer as described in Section 7. The Contingent Payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2014, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

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Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Sample Letter of Transmittal

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer, this tender is irrevocable.

Members wishing to tender Units pursuant to the Offer should contact their Portfolio Manager, Merrill Lynch Financial Advisor or registered representative, as applicable (each, a "Portfolio Manager/Financial Advisor"), who will enter the order and provide the Member with a customized Tender Offer Form for its account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's Portfolio Manager/Financial Advisor. Upon receiving signed documentation, the Member's Portfolio Manager/Financial Advisor will submit the form for processing. A Member's Portfolio Manager/Financial Advisor must submit the form by the Expiration Date.

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Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Sample Letter of Transmittal

Requested Tender or Redemption Order Form

1.	INFORMATION

a.	Investor Information

Investor Name(s):

Account Number:

Distribution Channel:

Phone Number:

E-Mail Address:

Account Registration:

b.	Financial Advisor or Portfolio Manager Information

FA / PM Name:

Production Number / Common Associate ID:

Wire Call / Location:

Phone Number:

E-Mail Address:

2.	REQUESTED TENDER OR REDEMPTION DETAILS

a.	Fund Information

Fund Name:

b.	Order Information

Effective Date:

Full Tender / Redemption:

	Partial Tender / Redemption:	Units:

Additional Information:

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Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Sample Letter of Transmittal

3.	PAYMENT
a.	Cash Payment

Cash payment due pursuant to this request will be made directly to Merrill Lynch, Pierce, Fenner & Smith, Inc. or U.S. Trust, as indicated above, who will facilitate the distribution of proceeds into the undersigned’s account.

4.	SIGNATURE(S)
The undersigned acknowledges that this request is subject to all of the terms and conditions set forth in the Offer and the Letter of Transmittal and all capitalized terms used herein have the meaning as defined in the Offer. Except as stated in Section 5 of the Offer, this request is irrevocable. The undersigned acknowledges the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form. The undersigned represents that the undersigned is the beneficial owner of the Units in the Fund to which this request relates, or that the person signing this request is an authorized representative of the beneficial owner.
a.	Individual or Joint Investors (Including spouses invested jointly)

Subscriber Name: (Print clearly)

	Subscriber Signature: (If any)	X	Date:

Joint Subscriber Name: (If any, print clearly)

	Joint Subscriber Signature: (If any)	X	Date:

Entity Investors (Including IRAs/IRRAs, trusts, endowments, foundations, corporations and partnerships)
If more than two Authorizing Signatures are required, please attach a separate Authorizing Signature Page. Include Name, Title, Signature and Date.

Entity Name: (Print clearly)

Authorizing Signature Name: (Print clearly)

Authorizing Signature Title: (Print clearly)

	Authorizing Signature: (If any)	X	Date:

Authorizing Signature Name: (If any, print clearly)

Authorizing Signature Title: (If any, print clearly)

	Authorizing Signature: (If any)	X	Date:

b.	Financial Advisor or Portfolio Manager

FA/PM Name: (Print clearly)

	FA/PM Signature: (If any)	X	Date:

Investors should retain a copy of this form for their records.

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Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Sample Letter of Transmittal

FOR FINANCIAL ADVISORS/PORTFOLIO MANAGERS:

Please verify or complete all of the required fields and update on the document if necessary. To complete this order, you must scan the signed and completed form and upload within the AI Processing Center. Please note that this order is not considered complete until the AI Dashboard shows Document Approved. All documents must be submitted and approved prior to the deadline.

C-6

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS, LLC

Tendered Pursuant to the Offer

Dated April 1, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2013, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return by Mail, Fax or Email to Your Portfolio Manager, Financial Advisor or registered representative, as applicable

For additional information:

Phone: (866) 637-2587

D-1

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Withdrawal of Tender

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its units of limited liability company interests ("Units") in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), or the tender of a portion of such Units, for repurchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

Such tender was in the amount of:

☐	Entire limited liability company interest.

☐	Portion of limited liability company interest expressed as a specific dollar value.

$

☐	Portion of limited liability company interest in excess of the Required Minimum Balance.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name of Investor	____________________________________ Print Name of Investor
____________________________________ Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name and Title of Co-signatory

 Date:  __________________________

D-2

Excelsior Multi-Strategy Hedge Fund of Funds, LLC - Withdrawal of Tender

EXHIBIT E

Forms of letters from the Fund
to Members in connection with acceptance of offers of tender

[THIS LETTER IS SENT IF THE MEMBER TENDERED ALL OF ITS UNITS IN THE FUND.]

 May 6, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks, including Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Bank of America") on August 5, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

The terms of the Note provide that a contingent payment representing the balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your Bank of America account or wired to your bank account if you do not have a Bank of America account. We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-1

Excelsior Multi-Strategy Hedge Fund of Funds, LLC HEDGE FUND

[THIS LETTER IS BEING SENT IF THE MEMBER TENDERED A PORTION OF ITS UNITS IN THE FUND.]

May 6, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of a portion of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 100% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks, including Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Bank of America") on August 5, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

You remain a member of the Fund with respect to the portion of your Units in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-2

Excelsior Multi-Strategy Hedge Fund of Funds, LLC HEDGE FUND

[THIS LETTER IS BEING SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR ALL OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

August 5, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Because you have tendered and the Fund has repurchased your entire investment you have previously been paid a note entitling you to receive 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliated banks, including Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Bank of America") on August 5, 2013, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account.

The balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2014 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-3

Excelsior Multi-Strategy Hedge Fund of Funds, LLC HEDGE FUND

[THIS LETTER IS SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR THE PORTION OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

August 5, 2013

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Because you have tendered and the Fund has repurchased a portion of your units, you have been paid 100% of the repurchase price based on the estimated unaudited net asset value of the Fund, determined as of June 30, 2013, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliate banks, including Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Bank of America") on August 5, 2013, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure

E-4

Excelsior Multi-Strategy Hedge Fund of Funds, LLC HEDGE FUND

[THIS LETTER IS SENT TO THE MEMBER WITH THE CONTINGENT PAYMENT FOR THE UNITS REPURCHASED BY THE FUND.]

June 8, 2014

Name

Address

Address

City,state,zip

Re: Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund").

Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with Bank of America, N.A. or one of its affiliated banks, including Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Bank of America") on June 8, 2014, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to your bank account per your instructions.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds, LLC

Enclosure